(A development stage company)

FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009

Unaudited (prepared by management)

Stated in Canadian dollars

MIRANDA GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009

The following discussion is management’s assessment and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited interim financial statements and related notes thereto for the three months ended November 30, 2009 and with the audited financial statements for the years ended August 31, 2009 and 2008 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as of January 25, 2010 except as indicated.

Forward looking statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

Overall Performance

Description of Business and Overview of Projects

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration.  The Company has varying interests in a number of mineral properties, mostly located in Nevada, and is dominantly, but not exclusively, focused on the Cortez Trend.  The Company has leased 171 mining claims in Alaska (described below) and has signed an exclusive association agreement to conduct generative exploration in Colombia, including the Pavo Real application (described below).

The majority of the Company’s exploration projects in the United States are in Nevada with one project in Alaska.  The Nevada projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse, Red Hill, Coal Canyon, BPV, CONO, and TAZ projects located in Eureka County; the Big Blue project located in Lander County; the Iron Point, Neon, and PPM projects located in Humboldt County; and the Angel Wings project located in Elko County.  The Ester Dome project is located in the Fairbanks Mining District, approximately 5 mi (8 km) from Fairbanks, Alaska.  The Ester Dome project covers approximately 13.8 sq. mi (35.7 sq. km)

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend.  Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2009

Containing information as at January 25, 2010

The highlights of the Company’s activities in the three months ended November 30, 2009 and to December 9, 2009 were described in full in the Company’s Annual Report on Form 20-F.

•

On September 1, 2009 the Company staked an additional 63 claims at its Big Blue project and on November 11, 2009 added an additional 87 claims such that the Big Blue project now encompasses 216 claims;

•

On September 23, 2009 Miranda staked 50 unpatented lode claims comprising the TAZ property in the Roberts Mountains in Eureka County, Nevada approximately 26 mi (42 km) northwest of the town of Eureka; and in December added additional claims to the TAZ property;

•

On October 1, 2009 the Company signed an exploration with option to joint-venture agreement with NuLegacy Gold Corporation on the Red Hill property;

•

On October 28, 2009 the Company leased the Ester Dome project in Fairbanks Mining District Alaska;

•

On November 3, 2009 White Bear Resources Inc. (“White Bear”) completed their Initial Public Offering and satisfied the additional share issuances and cash reimbursements to the Company; and

•

On December 2, 2009 (the “Association Agreement’) the Company acquired a first right of refusal to examine and acquire any of ExpoGold Colombia S.A.’s 45 mining properties in Colombia including the Pavo Real property application (the “Pavo Real Application”).

Colombia update:

On January 5, 2010 the Company announced that it had signed a conditional Letter of Intent with Red Eagle Mining Corporation (“Red Eagle”), whereby Red Eagle may earn a joint-venture interest in the Pavo Real Concession in Colombia.

Red Eagle can earn a 70% interest in the Pavo Real Concession by funding US$4,000,000 in qualifying expenditures over a four year period, of which US$500,000 is an obligation, followed by either completing a positive feasibility study within the following eight years or by annually funding $1,000,000 in exploration and development during the next 10 years.  An optional 10% interest, for a total of 80%, can then be earned if Red Eagle elects to fund all costs associated with placing the project into production.

The Pavo Real Application is held by ExpoGold Colombia S.A. (“ExpoGold”) and is subject to the Association Agreement.  Within 30 days of the project application being granted as the Pavo Real Concession, Miranda has the right to acquire 100% of the Pavo Real Concession from ExpoGold (the “Pavo Real Option Agreement”) by making the following payment and issuing shares of Miranda to ExpoGold:

•

US$20,000 plus 100,000 shares upon signing the Pavo Real Option Agreement;

•

US$20,000 plus 100,000 shares within six months from the execution of the Agreement; and

•

US$50,000 plus 100,000 shares at the first anniversary of the Agreement

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2009

Containing information as at January 25, 2010

To maintain the option, payments and issuance of shares increase incrementally each subsequent anniversary year of the Pavo Real Option Agreement.

Red Eagle will assume and be responsible for all payments and other obligations due from Miranda to ExpoGold under the Pavo Real Option Agreement including reimbursement for all costs associated with maintaining the Pavo Real Concession. Miranda will also be issued shares of Red Eagle on a share-for-share basis as reimbursement for the issuance of Miranda shares to ExpoGold.

Red Eagle is a private company, incorporated in British Columbia, with its head office in Vancouver. The Chairman and CEO of Red Eagle is Ian Slater who is also a director of Miranda.

Red Eagle is focused on the exploration and development of gold and base metal projects in Latin America. Miranda is pleased to have secured an exploration funding partner to advance the first project acquired under the Colombian exploration agreement.

The Pavo Real project is currently in application stage and the Red Eagle Letter of Intent is contingent upon ExpoGold being granted the Pavo Real mining concession and ExpoGold entering into the Pavo Real Option Agreement with Miranda. Miranda expects the Pavo Real Concession to be granted early in 2010. The transactions described are subject to TSX Venture Exchange approval

The Company has built a track record of successful project definition and acquisitions.  The Company shares project risk by joint venturing properties thus providing shareholders exposure to numerous gold exploration projects while at the same time conserving the treasury.

Results of Operations for the three months ended November 30, 2009 and 2008

The Company incurred a net loss of $690,373 in the three months ended November 30, 2009 (2008 - $535,907).

The more significant expenditure item increases period over period, include foreign exchange, professional fees (legal), property exploration costs, and transfer agent & regulatory fees.  These increases total $218,413 before accounting for changes in working capital balances.

Significant expenditure differences between the periods include:

•

Foreign exchange loss totaled $5,000 for the three months ended November 30, 2009 (2008 gain of $34,533).  During the three months ended November 30, 2008, the value of the Canadian dollar fell against the US dollar by over 16.5% giving rise to the significant gain for the 2008 period.  For the 2009 comparative period, the Canadian dollar rose by approximately 3% giving rise to the relatively modest foreign exchange loss for the period;

•

Professional fees were $91,291 for the three months ended November 30, 2009 (2008: $7,544) with the difference due to the establishment of several subsidiaries in preparation for project work in Colombia and the requisite negotiation of the agreements;

•

Property exploration costs in Nevada and Alaska in the three months ended November 30, 2009 of $201,421 were net of recoveries from funding partners of $146,879 (2008 - $129,373 net of $145,386).  The Company acts as a service contractor to some of the Company’s funding partners on certain properties for which it was paid a management fee of $5,536 in the three months ended November 30, 2009 (2008 - $8,457).  Expenses at Ester Dome ($48,159), Big Blue ($25,690), and general exploration ($125,080) contributed to this increase for 2009; and

•

Transfer agent, filing and regulatory fees of $31,643 for the three months ended November 30, 2009 (2008: $8,558) include costs for the IR-World marketing campaign ($21,100) and three email campaigns ($3,800), one of which included Germany.

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2009

Containing information as at January 25, 2010

In the three months ended November 30, 2009 the Company sold its remaining 100,000 common shares of Romarco Minerals Inc. for a gain of $94,844.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production.

Readers should refer to the notes to the annual consolidated financial statements as at August 31, 2009 for details regarding all the mineral leases and joint-venture agreements for each of the Company’s properties.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Nov 30 2009 $	August 31 2009 $	May 31 2009 $	Feb 29 2009 $	Nov 30 2008 $	August 31 2008 $	May 31 2008 $	Feb 29 2008 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(690,373)	(911,310)	(526,451)	(363,293)	(535,907)	(694,970)	(531,921)	(701,357)
Basic and diluted loss per share	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)

The Company is a mineral exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the levels of exploration.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint-venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint-venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint-venture partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses. Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses.  The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future.  The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2009

Containing information as at January 25, 2010

The Company began the 2010 fiscal year with cash and cash equivalents of $9,687,616.   In the three months ended November 30, 2009 the Company expended $588,833 on operating activities and received $72,177 on investing activities to end on November 30, 2009 with $9,170,960 in cash and cash equivalents.  The cash equivalent component is $8,903,376 and is invested in Canadian federal government backed treasury bills, term investment certificates, and guaranteed investment certificates all guaranteed by their respective issuers.

At January 22, 2010 (TSX-V close $0.65) the Company had “in the money” stock options of 2,202,000 with the balance of 3,068,750 stock options “out-of-the-money”.  There are 100,000 share purchase warrants outstanding at an exercise price of $0.50.  Additional cash would be raised as stock option and share purchase warrant holders choose to exercise these instruments.

Presently, the Company has sufficient cash to meet its obligations as they come due.

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

		Three months ended November 30, 2009	Three months ended November 30, 2008
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer, Chief Financial Officer	Consulting fees – bookkeeping, accounting, financial reporting services.	$ 24,150	$ 24,150
	Out-of-pocket reimbursement for Miranda’s share of office supplies and expenses, telephone, postage and courier	$ 1,484	$ 1,061

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2009

Containing information as at January 25, 2010

Adoption of new accounting standards

a)

Goodwill and intangible assets

The CICA issued a new accounting standard, Section 3064 “Goodwill and Intangible Assets” which will replace the existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company’s interim and annual financial statements commencing September 1, 2009. The adoption of this standard did not have a material impact on the Company’s financial statements.

Future accounting standards

a)

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.

b)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

c)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 will be applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010 and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2010.

Financial Instruments

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities.

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2009

Containing information as at January 25, 2010

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and amounts and other receivables.  Cash and cash equivalents is invested in Canadian federal government backed treasury bills, term investment certificates, and guaranteed investment certificates all guaranteed by their respective issuers.  Management believes the risk of loss on this cash and cash equivalent portfolio to be minimal. The Company has no risk exposure to asset backed commercial paper or auction rate securities.

The amounts receivable include GST, interest and unsecured receivables from funding exploration partners.  Management believes that the credit risk associated with these receivables to be minimal.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Exchange Risk

As at November 30, 2009 the majority of the Company’s cash was held in Canada in Canadian Dollars. The Company’s significant operations are carried out in Nevada.  As a result a portion of the Company’s working capital is denominated in United States Dollars and is therefore subject to fluctuation in exchange rates.

At November 30, 2009, the foreign exchange rate of the United States Dollar to the Canadian Dollar was $1.0556 and the following assets and liabilities were denominated in United States Dollars:

$US

Cash and cash equivalents	$ 48,199
Amounts receivable	-
Advances and prepaid expenses	9,000
Accounts payable and accrued liabilities	(28,928)
Net assets (liabilities)	$ 28,271

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2009

Containing information as at January 25, 2010

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures:  a 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $3,000 decrease or increase, respectively, in net income and shareholder’s equity.

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of property exploration costs are described in Schedule 1 to the interim consolidated financial statements for the three months ended November 30, 2009.

Outstanding Share Data as at January 25, 2010

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Balance – November 30, 2009	44,892,010	15,000	5,325,750
Shares issued – ExpoGold Colombia SA	350,000	-	-
Warrants issued – Range Minerals Corp.	-	100,000	-
Warrants exercised	15,000	(15,000)	-
Stock options exercised	55,000	-	(55,000)

Balance - January 25, 2010	45,312,010	100,000	5,270,750

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

November 30, 2009

(Unaudited)

Notice to Reader

These interim consolidated financial statements of Miranda Gold Corp. have been prepared by management and approved by the Audit Committee of the Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim consolidated financial statements, notes to financial statements and the related interim Management Discussion and Analysis.

CONSOLIDATED INTERIM BALANCE SHEETS

(Stated in Canadian Dollars)

	November 30	August 31
	2009	2009
	(unaudited)	(audited)

ASSETS

Current
Cash and cash equivalents	$9,170,960	$9,687,616
Amounts receivable	16,129	18,769
Interest receivable	35,955	129,130
GST receivable	3,692	2,819
Marketable securities (Note 4)	49,278	141,425
Advances and prepaid expenses	51,091	71,398
	9,327,105	10,051,157

Equipment (Note 5)	123,185	127,025
Mineral properties (Note 6)	207,580	188,872
	$9,657,870	$10,367,054

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$117,932	$93,058

Shareholders' equity

Share capital (Note 7)	22,718,993	22,718,993
Contributed surplus (Note 7)	6,275,829	5,064,856
Warrants (Note 7)	4,306	1,168,817
Accumulated other comprehensive income	9,278	99,425
Deficit	(19,468,468)	(18,778,095)
	9,539,938	10,273,996
	$9,657,870	$10,367,054
Nature of Operations (Note 1)
Subsequent Events (Notes 6 and 10)

	-

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”	“G. Ross McDonald”
Director	Director

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	(unaudited)	(unaudited)
Expenses
Amortization	$9,799	$18,941
Consulting	32,305	39,319
Foreign exchange	5,000	(34,533)
Insurance	9,488	8,954
Investor relations	82,717	86,200
Management fees earned	(5,536)	(8,457)
Office rent, telephone, secretarial, sundry	49,080	38,127
Professional fees	91,291	7,544
Property exploration costs (Schedule 1)	201,421	129,373
Stock based compensation	46,462	99,933
Travel and business promotion	56,230	54,290
Transfer agent, filing and regulatory fees	31,643	8,558
Wages and benefits	189,203	186,044
	799,103	634,293
Loss before the following	(799,103)	(634,293)
Interest	13,886	68,757
Write-off of mineral properties	-	(25,925)
Unrealized gain on cash and cash equivalents	-	55,554
Gain on sale of marketable securities	94,844	-
Net loss for the period	(690,373)	(535,907)
Loss on marketable securities	(7,147)	(31,523)
Comprehensive loss for the period	$(697,520)	$(567,430)
Basic and diluted loss per share	$(0.02)	$(0.01)
Weighted average number of shares outstanding	44,892,010	44,892,010

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Three Months Ended November 30
	2009	2008
	(unaudited)	(unaudited)
Cash flows from (to) operating activities
Net loss for period	$(690,373)	$(535,907)
Amortization	9,799	18,941
Accrued interest income	93,175	177,956
Write-off of mineral properties	-	25,925
Stock based compensation	46,462	99,933
Unrealized gain on cash and cash equivalents	-	55,554
Gain on sale of marketable securities	(94,844)	-
	(635,781)	(157,598)
Change in non-cash working capital items:
Amounts receivable	2,640	(132,659)
GST receivable	(873)	(4,016)
Advances and prepaid expenses	20,307	7,058
Accounts payable and accrued liabilities	24,874	(19,928)
	(588,833)	(307,143)

Cash flows from (to) investing activities
Proceeds from sale of marketable securities	116,844	-
Mineral property option recoveries	11,719	-
Equipment purchases	(5,959)	(5,288)
Mineral property acquisitions	(50,427)	-
	72,177	(5,288)

Unrealized gain on cash and cash equivalents	-	(55,554)

Decrease in cash and cash equivalents	(516,656)	(367,985)

Cash and cash equivalents, beginning of period	9,687,616	11,272,465

Cash and cash equivalents, end of period	$9,170,960	$10,904,480

Cash and cash equivalents is comprised of:
Cash	$267,584	$400,363
Short-term deposits	8,903,376	10,504,117
	$9,170,960	$10,904,480

Supplemental disclosure of non-cash financing and investing activities note 11.

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Number of Shares	Share capital	Contributed Surplus	Warrants	Accumulated other comprehensive income	Deficit	Total Shareholders' equity
Balance, August 31, 2009	44,892,010	$ 22,718,993	$ 5,064,856	$ 1,168,817	$ 99,425	$ (18,778,095)	$ 10,273,996

Expiration of warrants	-	-	1,164,511	(1,164,511)	-	-	-
Stock based compensation	-	-	46,462	-	-	-	46,462
Increase in unrealized holding losses on marketable securities	-	-	-	-	(7,147)	-	(7,147)
Realized gain on marketable securities	-	-	-	-	(83,000)	-	(83,000)
Net loss for the period	-	-	-	-	-	(690,373)	(690,373)

Balance, November 30, 2009	44,892,010	$ 22,718,993	$ 6,275,829	$ 4,306	$ 9,278	$ (19,468,468)	$ 9,539,938

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

Three month period ending November 30, 2009
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 90,238	$ (90,238)	$ -
BPV	485	(485)	-
Coal Canyon	3,009	(3,009)	-
CONO	821	(821)	-
Ester Dome	48,159	-	48,159
FUSE	-	-	-
General exploration	125,080	-	125,080
Iron Point	47,092	(47,092)	-
Neon	485	-	485
Big Blue	25,690	-	25,690
Red Canyon	5,234	(5,234)	-
Red Hill	2,007	-	2,007
Redlich	-	-	-
Property exploration costs	$ 348,300	$ (146,879)	$ 201,421

Three month period ending November 30, 2008
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 51,920	$ (51,920)	$ -
Coal Canyon	72,060	(72,060)	-
General exploration	13,982	-	13,982
Horse Mountain	3,328	(3,328)	-
Iron Point	440	(440)	-
PPM	1,000	(1,000)	-
Red Canyon	16,638	(16,638)	-
Red Hill	2,732	-	2,732
Redlich	20,937	-	20,937
	183,037	(145,386)	37,651

Mexico:
Property investigation costs	91,722	-	91,722

Property exploration costs	$ 274,759	$ (145,386)	$ 129,373

See notes to consolidated financial statements

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2009 and November 30, 2008

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral properties in the western United States and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the exploration stage.

These financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at November 30, 2009, the Company had an accumulated deficit of $19,468,468 and working capital of $9,209,173.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.   The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended August 31, 2009 which may be found on www.sedar.com.

Adoption of new accounting standards

a)

Goodwill and intangible assets

The CICA issued a new accounting standard, Section 3064 “Goodwill and Intangible Assets” which will replace the existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company’s interim and annual financial statements commencing September 1, 2009. The adoption of this standard did not have a material impact on the Company’s financial statements.

Future accounting standards

b)

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2009 and November 30, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

c)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

d)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 will be applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010 and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2010.

3.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities.

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and amounts and other receivables.  Cash and cash equivalents is invested in Canadian federal government backed treasury bills, term investment certificates, and guaranteed investment certificates all guaranteed by their respective issuers.  Management believes the risk of loss on this cash and cash equivalent portfolio to be minimal. The Company has no risk exposure to asset backed commercial paper or auction rate securities.

The amounts receivable include GST, interest and unsecured receivables from funding exploration partners.  Management believes that the credit risk associated with these receivables to be minimal.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts which are available on demand.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2009 and November 30, 2008

3.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Exchange Risk

As at November 30, 2009 the majority of the Company’s cash was held in Canada in Canadian Dollars. The Company’s significant operations are carried out in Nevada.  As a result a portion of the Company’s working capital is denominated in United States Dollars and is therefore subject to fluctuation in exchange rates.

At November 30, 2009, the foreign exchange rate of the United States Dollar to the Canadian Dollar was $1.0556 and the following assets and liabilities were denominated in United States Dollars:

$US

Cash and cash equivalents	$ 48,199
Amounts receivable	-
Advances and prepaid expenses	9,000
Accounts payable and accrued liabilities	(28,928)
Net assets (liabilities)	$ 28,271

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $3,000 decrease or increase, respectively, in net income and shareholder’s equity.

At November 30, 2009, the Company had the following cash equivalents recognized at fair value:

Held-for-trading Securities	Maturity date	Quantity at cost	Accrued Interest Receivable	Fair Value
Federal Treasury Bills:
Government of Canada T-Bill at 0.525%	February 18, 2010	$ 2,017,250	$ 7,429	$ 2,018,376
Guaranteed Investment Certificates:
Montreal Trust GIC at 1.40%	January 20, 2010	2,010,000	24,219	2,010,000
Advisor Advantage Trust GIC at 0.45%	September 20, 2010	2,600,000	2,340	2,600,000
Montreal Trust GIC at 0.40%	September 20, 2010	2,000,000	1,600	2,000,000
Bank of Montreal Term Dep. at 0.25%	September 20, 2010	275,000	367	275,000

		$ 8,902,250	$ 35,955	$ 8,903,376

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2009 and November 30, 2008

4.

MARKETABLE SECURITIES

At November 30, 2009, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value
Publicly traded companies:
Golden Aria Corp.	125,000	$ -	$ 5,278	$ 5,278
White Bear Resources Inc	400,000	40,000	4,000	44,000
		40,000	9,278	49,278
Non-public companies:
NuLegacy Gold Corporation	200,000	-	-	-
Queensgate Resources Corporation	300,000	-	-	-
		$ 40,000	$ 9,278	$ 49,278

The Company sold the final 100,000 common shares of Romarco Minerals Inc. (“Romarco”) during the three months ended November 30, 2009.  Prior to selling the shares the Company had recorded an unrealized gain of $83,000 to August 31, 2009 plus an additional $3,750 this period to other comprehensive income (“OCI”) which was entirely offset on the sale of the investment for a realized gain of $94,844 in this period.

The Company recorded an unrealized loss of $11,147 on the 125,000 shares of Golden Aria Corp. in OCI in the period ended November 30, 2009.  The shares of Golden Aria Corp. were subject to a reverse split (consolidation) at September 25, 2009 which caused the Company’s holding to go from 250,000 shares to 125,000 on that date.

The Company recorded the fair value of the original 200,000 shares of White Bear that were held at August 31, 2009 at $0.10 being the price of an initial public offering that closed on November 10, 2009.  The additional 200,000 shares of White Bear received this period were also initially valued at $0.10 upon their receipt.  The Company then recorded an unrealized gain of $4,000 on the 400,000 shares of White Bear to OCI at November 30, 2009.

On October 1, 2009 the Company signed an exploration with option to joint venture agreement with NuLegacy Gold Corporation (“NuLegacy”) on the Red Hill property.  On October 5, 2009 the Company received 200,000 shares in NuLegacy, a private company, under the terms of this agreement.  These shares will be valued once NuLegacy completes their contemplated Initial Public Offering.

5.

EQUIPMENT

	November 30, 2009			August 31, 2009
	Cost	Accumulated amortization	Net Book Value	Net Book value

Computer equipment	$ 129,204	$ (90,778)	$ 38,426	$ 42,645
Furniture and fixtures	17,002	(9,740)	7,262	7,668
Field equipment	186,676	(109,179)	77,497	76,712
	$ 332,882	$ (209,697)	$ 123,185	$ 127,025

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2009 and November 30, 2008

6.

MINERAL PROPERTIES

	August 31, 2009	Additions	Recoveries	Write off of interest	November 30, 2009
Nevada:
Angel Wings	$ 50,734	$ -	$ (10,000)	$ -	$ 40,734
Big Blue	-	9,835	-	-	9,835
BPV	11,325	-	-	-	11,325
CONO	11,325	-	-	-	11,325
Coal Canyon	11,325	-	-	-	11,325
Iron Point	53,555	-	(10,000)	-	43,555
Neon	4,780	-	-	-	4,780
Redhill	30,328	-	(11,719)	-	18,609
Redlich	15,500	-	-	-	15,500
	188,872	9,835	(31,719)	-	166,988

Alaska:
Ester Dome	-	40,592	-	-	40,592

Mineral properties	$ 188,872	$ 50,427	$ (31,719)	$ -	$ 207,580

Details on the Company’s mineral properties are found in note 6 to the audited consolidated financial statements for the year ended August 31, 2009 and only material differences to those agreements are noted below:

a)

Angel Wings Property, Elko County, Nevada

On November 17, 2008 the Company loaned White Bear Resources Inc. US$22,500 by way of an unsecured non-interest bearing promissory note.  White Bear issued the Company 100,000 common shares on November 18, 2009 and repaid the principal amount of the loan of US$22,500 on December 1, 2009.  The fair value of the shares received ($10,000) was credited to deferred mineral properties by the Company.

b)

Big Blue Property, Lander County, Nevada

On September 1, 2009 the Company staked additional claims at a cost of $9,835.

c)

Iron Point Property, Humboldt County, Nevada

On November 5, 2009, the second and final tranche of 100,000 common shares of White Bear Resources Inc. were received by the Company in accordance with the terms of the exploration agreement, and credited the fair value of those shares ($10,000) to deferred mineral properties by the Company.

d)

Red Hill Property, Eureka County, Nevada

On October 9, 2009, NuLegacy Gold Corporation paid the Company $11,719 (US$11,000) upon the execution of the exploration with option to joint venture agreement as reimbursement for the September 1, 2009 payment of the 2009-2010 federal claim maintenance fees.  This payment was credited against the Company’s deferred mineral property costs for the Red Hill Property.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2009 and November 30, 2008

6.

MINERAL PROPERTIES (continued)

e)

Ester Dome Property, Fairbanks Mining District, Alaska

On November 2, 2009, under the terms of the mining lease agreement, the Company paid Range Minerals Inc. (“Range”) an annual lease payment of $40,592 (US$38,100).  Subsequently on December 9, 2009, upon receipt of TSX Venture Exchange approval, the Company issued 100,000 share purchase warrants to Range, with an exercise price of C$0.50 each, which will expire two years hence.

7.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Stock Options Outstanding

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% each six months thereafter.

The continuity for stock options is as follows:

Expiry date	Exercise price	Balance, August 31, 2009	Granted	Exercised	Forfeited	Balance, November 30, 2009
February 17, 2010	$ 0.71	973,750	-	-	-	973,750
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
May 31, 2011	$ 0.70	50,000	-	-	-	50,000
April 17, 2011	$ 0.70	425,000	-	-	(25,000)	400,000
March 28, 2012	$ 0.70	470,000	-	-	(75,000)	395,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$ 0.35	2,257,000	-	-	-	2,257,000
		5,425,750	-	-	(100,000)	5,325,750

Weighted average exercise price		$ 0.56	$ -	$ -	$ (0.70)	$ 0.56

c)

Stock Based Compensation

During the three months ended November 30, 2009, the Company recorded $46,462 in stock based compensation expense recognized during the period as the stock options granted in 2009 continue to vest (2008 - $99,933). The remaining fair value of the options granted in fiscal year 2009 of $128,370, less forfeitures if any, will be recognized as the options vest in 2010.

d)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

Expiry date	Exercise price	Balance, August 31, 2009	Issued	Exercised	Expired	Balance, November 30, 2009
October 4, 2009	$ 1.50	4,713,500	-	-	(4,713,500)	-
January 23, 2010	$ 0.55	15,000	-	-	-	15,000
		4,728,500	-	-	(4,713,500)	15,000

Weighted average exercise price		$ 1.50	$ -	$ -	$ 1.50	$ 0.55

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2009 and November 30, 2008

8.

MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.  The cash equivalent component is $8,903,376 and is invested in Canadian federal government backed treasury bills, term investment certificates, and guaranteed investment certificates all guaranteed by their respective issuers.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

9.

RELATED PARTY TRANSACTIONS

During the three months ended November 30, 2009 and 2008 the Company:

a)

paid $1,484 (2008 - $1,061) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services;

b)

paid $24,150 (2008 - $24,150) to a company controlled by a common officer pursuant to a contract for professional fees; and

c)

included in wages and benefits are fees paid to independent directors of $6,378 (2008 - $5,143).

A director and officer of the Company holds a 10% interest in the BPV, CONO, Coal Canyon and Red Hill properties described in note 6.

At November 30, 2009 an amount of $23,454 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (November 30, 2008 - $18,645). These amounts were settled in the ordinary course of business shortly after the period end.

10.

SUBSEQUENT EVENTS

Subsequent to November 30, 2009 the Company:

a)

issued 55,000 common shares pursuant to the exercise of stock options for proceeds of $19,250;

b)

issued 100,000 share purchase warrants to Range pursuant to a mineral lease agreement (note 6);

c)

issued15,000 common shares pursuant to the exercise of warrants on January 23, 2010;

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2009 and November 30, 2008

10.

SUBSEQUENT EVENTS (continued)

d)

executed an Association Agreement by and among ExpoGold Colombia S.A. (“ExpoGold”), the Company, and the Company’s newly organized subsidiary Miranda Gold Colombia II Ltd. (“MAD II”); and the Colombian branch of MAD II.

Pursuant to the terms of the Association Agreement the Company issued ExpoGold 350,000 common shares as consideration for a first right of refusal to lease any of the 45 license applications controlled by ExpoGold.  Included in the 45 applications is the Pavo Real property; and

e)

executed a conditional letter of intent with Red Eagle Mining Corporation (“Red Eagle”) whereby Red Eagle may earn an interest in the Pavo Real concession.  The Pavo Real application is held by ExpoGold and within 30 days of the project application being granted as the Pavo Real concession the Company and ExpoGold will enter into an option agreement (the “Pavo Real Option Agreement”) pursuant to the terms agreed in the Association Agreement.   Red Eagle may earn a 70% interest in the Pavo Real concession by funding US$4,000,000 in qualifying expenditures over a four year period, of which US$500,000 is an obligation, followed by either completing a positive feasibility study within the following eight years or by annually funding $1,000,000 in exploration and development during the next 10 years. An optional 10% interest, for a total of 80%, can then be earned if Red Eagle elects to fund all costs associated with placing the project into production.  In addition, Red Eagle will assume what will be the Company’s obligations of the Pavo Real Option by making the cash payments and by issuing the Company one common share of Red Eagle for each common share of the Company issued to ExpoGold pursuant to the Pavo Real Option Agreement:

i.

US$20,000 plus 100,000 common shares of the Company upon execution of the Pavo Real Option Agreement;

ii.

US$20,000 plus 100,000 common shares of the Company within six months from the execution of the Pavo Real Option Agreement; and

iii.

US$50,000 plus 100,000 common shares of the Company at the first anniversary of the Pavo Real Option Agreement.

To maintain the option, payments and issuance of shares increase incrementally each subsequent anniversary year of the Pavo Real Option Agreement.

Red Eagle is a private company, incorporated in British Columbia, with its head office in Vancouver. The Chairman and CEO of Red Eagle is Ian Slater who is also a director of Miranda.  The Pavo Real Option Agreement and the Red Eagle letter of intent are subject to regulatory approval and contingent upon ExpoGold being granted the Pavo Real mining concession and ExpoGold entering into the option agreement with Miranda.